3 March 2000

Ref: 17/00

COMPLETION OF SETTLEMENT OF THE HAWAII ANTITRUST CLAIM

The Broken Hill Proprietary Company Limited (BHP) advises that following approval by the US District court and the expiration of the appeal period, the settlement of the complaint brought against BHP by the State of Hawaii has now been completed.

The completion of the settlement, which was originally announced on 23 November 1999, has resulted in the dismissal of BHP from the antitrust law suit brought against a number of oil companies by the State of Hawaii. The lawsuit alleged antitrust breaches relating to the Hawaiian gasoline market. BHP Petroleum sold its Hawaiian business interests in 1998.

BHP Petroleum President Philip Aiken said:"I am pleased that this settlement has been concluded - it is a satisfactory outcome and removes a distraction from our core business activities."

Contact:

MEDIA RELATIONS: Dr Malcolm Garratt, Strategic Advisory Leader External Affairs

BHP Petroleum - Melbourne

Ph: +61 3 9652 6872

Mob: + 61 419 582 255

INVESTOR RELATIONS:Dr Robert Porter, Vice President Investor Relations - Melbourne

Ph: +61 3 9609 3540

Mob: +61 419 587 45

Pierre Hirsch, BHP Investor Relations - San Francisco

Tel: (415) 774 2030